Exhibit 16


Securities and Exchange Commission
Washington, D.C.  20549


March 19, 1998


Ladies and Gentlemen:

We were previously principal accountants for Data Systems Network Corporation ("Company") and, in a letter to the Company dated February 24, 1998, we advised the Company that our March 4, 1997 auditors' report on the Company's consolidated financial statements as of December 31, 1996 and 1995 and for each of the years in the two-year period ended December 31, 1996 should no longer be relied upon. On March 13, 1998, we resigned as principal accountants for the Company. We have read Data Systems Network Corporation's statements included under Item 4 of its Form 8-K dated March 19, 1998, and we agree with such statements.

Very truly yours,

/s/ KPMG Peat Marwick LLP